UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  January 21, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                       Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: January 21, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 15-3-TR	Date: January 21, 2015

Teck Named to the Global 100 Most Sustainable Corporations List

Vancouver, B.C. –Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) has been  recognized as one of the Global 100 Most Sustainable Corporations for the third consecutive year by media and investment research company Corporate Knights. Teck was the top-ranked mining company worldwide and the second-ranked Canadian company on this year’s Global 100 list.

“This ranking is the direct result of the hard work of employees across Teck, who are committed to doing the right thing for the environment, for communities and for future generations,” said Don Lindsay, President and CEO. “At Teck, we know that mining and mineral products can make a significant contribution to improving the quality of life for people around the world. Our focus is on ensuring that we develop resources in a way that is environmentally and socially responsible, and creates real benefits for society.”

Launched in 2005, the Global 100 Most Sustainable Corporations employs a 100% rules based methodology. The top 100 companies are selected from all publicly traded companies with a market capitalization over USD$2 billion. Companies were evaluated based on a range of sector-specific sustainability metrics, such as water, energy and carbon productivity, and safety performance. For more information about the Global 100 Most Sustainable Corporations and the full rankings, visit: http://www.corporateknights.com/channels/leadership/2015-global-100-results/.

Teck has also been named to the Dow Jones Sustainability World Index (DJSI) for the last five years, which ranks Teck’s sustainability practices in the top 10 per cent of the world’s 2,500 largest public companies. In 2014, Teck was named one of the Best 50 Corporate Citizens by Corporate Knights and one of the top 50 Socially Responsible Corporations by Sustainalytics.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
Tel. 604.699.4368
chris.stannell@teck.com